Exhibit 99.1

NEWS RELEASE

OLYMPUS APPOINTS BOARD AND MANAGEMENT POSITIONS

Toronto, December 24, 2009 – Olympus Pacific Minerals Inc. (TSX: OYM, OTCBB: OLYMF, and Frankfurt: OP6) (the "Company" or "Olympus"). Chairman and Chief Executive Officer, David Seton is pleased to announce that the appointment of Leslie Robinson as a board director of Olympus Pacific Minerals Inc. Mr. Robinson’s appointment was approved by Olympus’ board at a meeting held in Toronto on December 17, 2009.

Mr. Robinson BCom (Hons) has over 20 years experience in the financial markets sector, most recently as a senior manager with one of Australia’s leading banks where he specialized in corporate and institutional advisory work. Mr Robinson served as a director of Zedex Minerals Limited for the last two years and fully supports the recent amalgamation with Olympus. (See, Olympus Press Release dated December 17, 2009). Olympus welcomes Mr. Robinson and feels fortunate having a person of his stature joining our board and allowing us to draw on his considerable resource sector experience.

MANAGEMENT ANNOUNCEMENTS

Effective December 17, 2009 David Seton is pleased to announce that, Paul Seton, will assume the position of Vice President Commercial Development and that Jane Baxter will accept the position Vice President Finance.

Paul Seton BArch
VP Commercial Development

Paul Seton has been involved in Vietnam related investment and resources since 1991.  A former resident of Hanoi as executive director for NZ listed Iddison Group Vietnam Limited. Mr Seton has been responsible for negotiating a number of investment and exploration or mining licences in Vietnam.  He holds or has held directorships in and has been Chairman of a number of Vietnam licensed joint venture enterprises.

Jane Baxter
VP Finance

Ms. Baxter has a Bachelor of Commerce degree from Lincoln University.  She obtained her CA designation with the NZ institute of Chartered Accountants in 1989.  Ms. Baxter spent 8 years in compliance work with KPMG in New Zealand and the Cayman Islands, leaving as business services manager.  Since then she has been involved in a management capacity with a number of organizations dealing with corporate finance, regulation and governance.  Jane has in conjunction with her finance roles been the Company Secretary for several companies and has for 15 years served on or reported to corporate Boards.  Jane is a director of CBM NZ, CBMI and CBMeV international charitable organizations responsible for delivery of healthcare services to those with disabilities in developing countries.

Olympus’ David Seton said the Board recognizes the importance of advancing its projects through exploration and production as quickly as possible, and believes the experience; expertise and commitment of the new appointments will greatly enhance Olympus in achieving its goals.

Olympus Pacific Minerals Inc., is a diversified Southeast Asia gold production and exploration company with four core properties located in Malaysia and Vietnam. The Company is presently producing gold at an annualized rate of 40,000 oz. with plans to expand to 80,000 oz. in the fourth quarter 2010 upon the commissioning of its second gold processing plant at Phuoc Son in central Vietnam.

Olympus is committed to its vision of making major discoveries in the region and increasing shareholder wealth.

For further information contact:

David Seton,
Chairman and Chief Executive Officer

James Hamilton,
Vice President Investor Relations
T: (416) 572-2525
or TF: 1-888-902-5522
F: (416) 572-4202

www.olympuspacific.com

OLYMPUS FOFI DISCLAIMER
Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Ontario Securities Act or forwarding- looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States, including statements concerning our plans at our Vietnamese mineral projects, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment within Vietnam will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.